UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 12, 2015, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, informing that it has issued and placed in the international markets U.S. $ 650,000,000 in aggregate principal amount of 5.150% notes due 2025 and U.S. $ 350,000,000 in aggregate principal amount of 6.625% notes due 2045.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit A

[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.

Securities Registry Inscription No. 743

Santiago, February 12, 2015

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N°1449

Santiago

Present

Re: Communication of Essential Fact by Cencosud S.A.

Dear Sirs:

In compliance with the provisions of Article 9 and the second subparagraph of Article 10, both of Law No. 18,045, General Regulatory Guideline No. 30 and of Circular No. 1,072 of the Superintendency of Securities and Insurance, and duly empowered to do so, I inform this Superintendency regarding the following essential fact relating to the company Cencosud S.A. (the “Company”):

Regarding that which was reported by the essential fact dated February 5, 2015, we report that on today’s date, the Company has issued and placed in the international markets two series of notes for a total amount of USD 1,000,000,000 (one billion United States dollars), in accordance with Rule 144A of the Securities Act of 1933 of the United States of America and its corresponding Regulation S.

Each series of notes was issued and placed under the following conditions:

(a)	Notes in an aggregate principal amount of USD 650,000,000 (six hundred and fifty million United States dollars) with a 10-year maturity, a 5.197% yield to maturity and a 5.150% coupon rate (the “2025 Notes”); and

(b)	Notes in an aggregate principal amount of USD 350,000,000 (three hundred and fifty million United States dollars ) with a 30-year maturity, a 6.632% yield to maturity and a 6.625% coupon rate (the “2045 Notes”).

In this regard, attached is the form annex of the Superintendency’s Circular No. 1,072, which includes details regarding the issuance and placement of the two note series reported herein.

We kindly ask that this information be considered filed and that the legal and regulatory norms that bind Cencosud S.A. to provide it be deemed fulfilled.

Yours faithfully,

Juan Manuel Parada

Chief Financial Officer

Cencosud S.A.

cc:	Bolsa de Comercio de Santiago

Bolsa Electrónica

Bolsa de Valparaíso

Representative of the Noteholders

FORM OF HECHO ESENCIAL

PLACEMENT OF NOTES OUTSIDE OF CHILE

1.0	IDENTIFICATION OF THE ISSUER.

1.1	Company name: Cencosud S.A.

1.2	Fantasy name: N/A

1.3	R.U.T .: 93,834,000-5

1.4	Inscription No. in the Securities Registry: 743

1.5	Address: 9001 Kennedy Avenue, 6th Floor, Las Condes, Santiago, Chile

1.6	Phone: +56 2 2959-0700

1.7	Activities and Business: Holding company with businesses in supermarkets, shopping centers, financial services, home improvement and department stores.

2.0	THIS NOTICE IS MADE PURSUANT TO THE PROVISIONS OF ARTICLE 9 AND THE SECOND PARAGRAPH OF ARTICLE 10 OF LAW 18,045, AND IT IS A MATERIAL FACT REGARDING THE COMPANY, ITS BUSINESS AND ITS PUBLICALLY OFFERED SECURITIES AND/ OR THE OFFERING OF SUCH SECURITIES, AS APPLICABLE.

3.0	CHARACTERISTICS OF THE ISSUANCE.

3.1	Currency: United States Dollars

3.2	Total issuance amount: USD 1,000,000,000 (one billion United States dollars).

3.3	Bearer: Notes registered in the name of the holders on record with DTC.

3.4	Series: Two Series: (a) Series maturing on February 12, 2025 (the “2025 Notes”); and (b) Series maturing on February 12, 2045 (the “2045 Notes”).

3.4.1	Series amount:

(a) 2025 Notes:	USD 650,000,000
(b) 2045 Notes:	USD 350,000,000

3.4.2	Number of notes: N/A

3.4.3	Nominal value of notes: Each series’ notes will be issued in denominations of U.S. $ 200,000 and integral multiples of U.S. $ 1,000 in excess thereof.

3.4.4	Reset Type: N/A

3.4.5	Interest rate:

(a)	2025 Notes: 5.197% yield to maturity and 5.150% coupon rate per annum.

(b)	2045 Notes: 6.632% yield to maturity and 6.625% coupon rate per annum.

3.4.6	Issue date: February 12, 2015

3.4.7	For each series, complete the following development table:

(a)	2025 Notes Development Table

Interest Payment No.	Amort. Payment No.	Date	Interest (US$)	Amort. (US$)	Quota (US$)	Balance (US$)
0	0	02/12/2015	0	0		650,000,000
1	0	08/12/2015	16,737,500	0	16,737,500	650,000,000
2	0	02/12/2016	16,737,500	0	16,737,500	650,000,000
3	0	08/12/2016	16,737,500	0	16,737,500	650,000,000
4	0	02/12/2017	16,737,500	0	16,737,500	650,000,000
5	0	08/12/2017	16,737,500	0	16,737,500	650,000,000
6	0	02/12/2018	16,737,500	0	16,737,500	650,000,000
7	0	08/12/2018	16,737,500	0	16,737,500	650,000,000
8	0	02/12/2019	16,737,500	0	16,737,500	650,000,000
9	0	08/12/2019	16,737,500	0	16,737,500	650,000,000
10	0	02/12/2020	16,737,500	0	16,737,500	650,000,000
11	0	08/12/2020	16,737,500	0	16,737,500	650,000,000
12	0	02/12/2021	16,737,500	0	16,737,500	650,000,000
13	0	08/12/2021	16,737,500	0	16,737,500	650,000,000
14	0	02/12/2022	16,737,500	0	16,737,500	650,000,000
15	0	08/12/2022	16,737,500	0	16,737,500	650,000,000
16	0	02/12/2023	16,737,500	0	16,737,500	650,000,000
17	0	08/12/2023	16,737,500	0	16,737,500	650,000,000
18	0	02/12/2024	16,737,500	0	16,737,500	650,000,000
19	0	08/12/2024	16,737,500	0	16,737,500	650,000,000
20	1	02/12/2025	16,737,500	650,000,000	666,737,500	0

(b)	2045 Notes Development Table

Interest Payment No.	Amort. Payment No.	Date	Interest (US$)	Amort. (US$)	Quota (US$)	Balance (US$)
0	0	02/12/2015	0	0		350.000.000
1	0	08/12/2015	11,593,750	0	11.593.750	350.000.000
2	0	02/12/2016	11,593,750	0	11.593.750	350.000.000
3	0	08/12/2016	11,593,750	0	11.593.750	350.000.000
4	0	02/12/2017	11,593,750	0	11.593.750	350.000.000
5	0	08/12/2017	11,593,750	0	11,593,750	350,000,000
6	0	02/12/2018	11,593,750	0	11,593,750	350,000,000
7	0	08/12/2018	11,593,750	0	11,593,750	350,000,000
8	0	02/12/2019	11,593,750	0	11,593,750	350,000,000
9	0	08/12/2019	11,593,750	0	11,593,750	350,000,000
10	0	02/12/2020	11,593,750	0	11,593,750	350,000,000
11	0	08/12/2020	11,593,750	0	11,593,750	350,000,000
12	0	02/12/2021	11,593,750	0	11,593,750	350,000,000
13	0	08/12/2021	11,593,750	0	11,593,750	350,000,000
14	0	02/12/2022	11,593,750	0	11,593,750	350,000,000
15	0	08/12/2022	11,593,750	0	11,593,750	350,000,000
16	0	02/12/2023	11,593,750	0	11,593,750	350,000,000
17	0	08/12/2023	11,593,750	0	11,593,750	350,000,000
18	0	02/12/2024	11,593,750	0	11,593,750	350,000,000
19	0	08/12/2024	11,593,750	0	11,593,750	350,000,000
20	0	02/12/2025	11,593,750	0	11,593,750	350,000,000
21	0	08/12/2025	11,593,750	0	11,593,750	350,000,000
22	0	02/12/2026	11,593,750	0	11,593,750	350,000,000
23	0	08/12/2026	11,593,750	0	11,593,750	350,000,000
24	0	02/12/2027	11,593,750	0	11,593,750	350,000,000
25	0	08/12/2027	11,593,750	0	11,593,750	350,000,000
26	0	02/12/2028	11,593,750	0	11,593,750	350,000,000
27	0	08/12/2028	11,593,750	0	11,593,750	350,000,000
28	0	02/12/2029	11,593,750	0	11,593,750	350,000,000
29	0	08/12/2029	11,593,750	0	11,593,750	350,000,000
30	0	02/12/2030	11,593,750	0	11,593,750	350,000,000
31	0	08/12/2030	11,593,750	0	11,593,750	350,000,000
32	0	02/12/2031	11,593,750	0	11,593,750	350,000,000
33	0	08/12/2031	11,593,750	0	11,593,750	350,000,000
34	0	02/12/2032	11,593,750	0	11,593,750	350,000,000
35	0	08/12/2032	11,593,750	0	11,593,750	350,000,000
36	0	02/12/2033	11,593,750	0	11,593,750	350,000,000
37	0	08/12/2033	11,593,750	0	11,593,750	350,000,000
38	0	02/12/2034	11,593,750	0	11,593,750	350,000,000
39	0	08/12/2034	11,593,750	0	11,593,750	350,000,000
40	0	02/12/2035	11,593,750	0	11,593,750	350,000,000
41	0	08/12/2035	11,593,750	0	11,593,750	350,000,000
42	0	02/12/2036	11,593,750	0	11,593,750	350,000,000
43	0	08/12/2036	11,593,750	0	11,593,750	350,000,000

Interest Payment No.	Amort. Payment No.	Date	Interest (US$)	Amort. (US$)	Quota (US$)	Balance (US$)
44	0	02/12/2037	11,593,750	0	11,593,750	350,000,000
45	0	08/12/2037	11,593,750	0	11,593,750	350,000,000
46	0	02/12/2038	11,593,750	0	11,593,750	350,000,000
47	0	08/12/2038	11,593,750	0	11,593,750	350,000,000
48	0	02/12/2039	11,593,750	0	11,593,750	350,000,000
49	0	08/12/2039	11,593,750	0	11,593,750	350,000,000
50	0	02/12/2040	11,593,750	0	11,593,750	350,000,000
51	0	08/12/2040	11,593,750	0	11,593,750	350,000,000
52	0	02/12/2041	11,593,750	0	11,593,750	350,000,000
53	0	08/12/2041	11,593,750	0	11,593,750	350,000,000
54	0	02/12/2042	11,593,750	0	11,593,750	350,000,000
55	0	08/12/2042	11,593,750	0	11,593,750	350,000,000
56	0	02/12/2043	11,593,750	0	11,593,750	350,000,000
57	0	08/12/2043	11,593,750	0	11,593,750	350,000,000
58	0	02/12/2044	11,593,750	0	11,593,750	350,000,000
59	0	08/12/2044	11,593,750	0	11,593,750	350,000,000
60	1	02/12/2045	11,593,750	350,000,000	361,593,750	0

3.5	Warranties:

Yes:	X	No:

3.5.1	Guarantee type and amount: Personal, unconditional and irrevocable guarantee of Retail Cencosud S.A. (the “Guarantor”). The Guarantor’s obligations under the Guarantee will be released under certain circumstances, including in the event of full prepayment of of principal, interest and any other payments outstanding under the notes issued and placed on the international market by Cencosud S.A. on January 20, 2011, maturing in 2021, and on December 6, 2012, maturing in 2023.

3.6	Extraordinary Amortization:

Yes:	X	No:

3.6.1	Procedures and dates: If the Company elects to redeem the notes, it must notify the Trustee in writing as to the date of redemption, the principal amount of the notes to be redeemed and the fact that redemption is carried out pursuant to paragraph five of the Indenture. The Company must notify the Trustee at least 45 days prior to the redemption date fixed by the Company, unless the Trustee accepts a shorter period. Such notice must be accompanied by a certificate from the Company’s management and an opinion from the Company’s legal counsel that is reasonably satisfactory to the Trustee in demonstrating that the redemption complies with the aforementioned conditions.

At least 30 days, but not more than 60 days, before the redemption date, the Company must give notice of redemption to each holder of the notes being redeemed pursuant to the terms of the Indenture.

Upon delivery of the notice of redemption, the redeemed notes will be become due and payable on the redemption date and at the price indicated in the notice. Upon delivery to the Paying Agent, the notes will be paid at the redemption price indicated in the notice plus accrued interest up to the redemption date.

At or before 12:00 pm (New York time), at least one business day before the redemption, the Company must deposit to the Paying Agent a sufficient amount of money to pay the principal and accrued interest in respect of all the notes to be redeemed on that date, and that are not redeemed notes delivered by the Company to the Trustee for cancellation.

4.0	OFFER.

Public:	Private:	X

5.0	COUNTRY OF PLACEMENT.

5.1	Name: Notes sold by private placement to the Initial Purchasers in the United States.

5.2	Norms for approval of the transaction: Private placement pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0	INFORMATION PROVIDED.

6.1	To future noteholders: As long as the notes remain outstanding, the Company must:

(i)	In the event that the Company is not subject to the reporting requirements of Section 13 or 15 of the Exchange Act, it will deliver to the Trustee and noteholders copies of its consolidated annual and quarterly financial statements, in accordance with the terms set forth in the Indenture.

(ii)	In the event that the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, it will timely present to the SEC its annual report and other reports required under the legislation and regulations of the United States of America. If this information is not publicly available on the EDGAR system, it will be delivered to the Trustee, who shall in turn deliver it to the noteholders at their request.

(iii)	As long as the Company is required to file said documentation with the SVS, it must also send copies of the consolidated financial statements of the Guarantor (Cencosud Retail S.A.) to the Trustee and noteholders.

The Trustee must, when requested by a registered noteholder, provide the reports that the Trustee receives in accordance with the information reporting obligations of the Indenture.

6.2	To future representatives of noteholders: No representative of noteholders. See references to information delivery to the Trustee in Section 6.1 above.

7.0	INDENTURE

7.1	General characteristics: Two Indentures (one per series) executed in English, both dated February 12, 2015 between the Company, the Guarantor, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent.

7.2	Rights and obligations of the noteholders:

The noteholders’ rights include, among others:

(i)	Timely payment of principal and interest on the notes on the dates and in the manner indicated therein and in the Indenture.

(ii)	Payment of additional amounts, as applicable, under the terms of the Indenture.

(iii)	Delivery of information (see section 6.1 above).

(iv)	Certification and delivery of a new note if a note is mutilated, damaged, destroyed, lost or stolen.

(v)	Accelerate the payment of the notes under the terms of the Indenture.

(vi)	The holders of a majority in aggregate principal amount of outstanding notes, advising the Trustee, the Company and the Guarantor may waive breaches and their consequences, under the terms stated in the Indenture.

(vii)	Noteholders representing a majority of the principal amount of the notes in force may determine the date and hour, method and place to perform any action for any remedy available to the Trustee or to exercise any trust or power conferred to the Trustee in respect of the notes.

(viii)	Take any permitted action as provided for under the terms of the Indenture or the notes, according to the terms of such document.

(ix)	Priority in the Company’s payments made to the Trustee, according to the terms of the Indenture.

(x)	Notification by the Trustee of a default or event of default of the Company, as set forth in the Indenture.

(xi)	Replace the Trustee, as set forth in the Indenture.

(xii)	Consent to certain amendments made to the Indenture or the notes.

Noteholders must comply with their tax obligations in their countries of residence with respect to the notes.

8.0	IMPORTANT ADDITIONAL INFORMATION.

The Indenture contains certain covenants to which the Company is obligated.

An application has been made to list the notes on the Official List of the Luxembourg Stock Exchange and to trade on the Euro MTF market.

Copies of the offering memorandum for the notes (dated February 5, 2015), the purchase agreement and the two indentures (each dated February 12, 2015) will be delivered separately to the Superintendency.

9.0	STATEMENT OF RESPONSIBILITY

The undersigned, in his capacity as Chief Financial Officer of Cencosud S.A., declares that the information included on this form is correct.

Juan Manuel Parada

C.I. No. 21630148-K

Chief Financial Officer

Cencosud S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: February 18, 2015